                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                   OPTI INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  683960-108
                                (CUSIP Number)

                              Roy M. Korins, Esq.
                       Esanu Katsky Korins & Siger, LLP
                               605 Third Avenue
                           New York, New York 10158
                                (212) 953-6000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 30, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960-108                  SCHEDULE 13D          Page 2 of 8 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Schaenen Fox Capital Management, LLC

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  |_|
                                                                   (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 1,194,900                                 9.1%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,194,900                                 9.1%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,194,900
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                        |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IA
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 3 of 8 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Emanon Partners, L.P.

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            WC
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 1,028,180                                 7.8%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,028,180                                 7.8%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,028,180
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            PN
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 4 of 8 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Michael Schaenen

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 1,194,900                                 9.1%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,194,900                                 9.1%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,194,900
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
------------------------------------------------------------------------------

CUSIP No. 683960-108                  SCHEDULE 13D          Page 5 of 8 Pages


------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Christopher Fox

------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |X|

------------------------------------------------------------------------------
 3          SEC USE ONLY

------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO

------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   -0-                                         0%
    BENEFICIALLY         -----------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 1,194,900                                 9.1%
       PERSON            -----------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                -0-                                         0%
                         -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,194,900                                 9.1%
------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,194,900
------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                           |_|

------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
------------------------------------------------------------------------------

                                                             Page 6 of 8 Pages

Item 1.           Security and Issuer.

         This statement, dated April 30, 1998, constitutes Amendment No. 1 to the Schedule 13D, dated November 12, 1997, regarding the reporting persons ownership of certain securities of Opti Inc. (the "Company").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


Item 5.           Interest in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 13,126,508 shares of Common Stock outstanding as reported in the Company's Form 10-K for the year ended December 31, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 16, 1998:

                                                          Shares of                    Percentage of Shares
                                                        Common Stock                      of Common Stock
Name                                                 Beneficially Owned                 Beneficially Owned
----                                                 ------------------                 ------------------
Schaenen Fox Capital Management, LLC                     1,194,900 /1                             9.1%
Emanon Partners, L.P.                                    1,028,180 /2                             7.8%
Michael Schaenen                                         1,194,900 /3                             9.1%
Christopher Fox                                          1,194,900 /3                             9.1%

         (b) By virtue of being an investment adviser to various managed accounts (including the account of Emanon), SFCM may be deemed to have shared power to vote and to dispose of 1,194,900 shares of Common Stock (including shares of Common Stock acquirable pursuant to the Call Options), representing approximately 9.1% of the outstanding Common Stock.

         By virtue of having its accounts managed by SFCM, Emanon may be deemed to have shared power to vote and to dispose of 1,047,680 shares of Common Stock (including shares of
--------


/1 Consists solely of shares of Common Stock and Call Options held in accounts which SFCM manages as an investment adviser. Includes 970,180 shares of Common Stock and Call Options to acquire 58,000 shares of Common Stock held in the account of Emanon Partners, L.P. and 166,720 shares of Common Stock held in other accounts managed by SFCM. SFCM disclaims beneficial ownership of these securities except to the extent of its equity interest therein.


/2 Represents 970,180 shares of Common Stock and Call Options to acquire 58,000 shares of Common Stock.


/3 Includes 970,180 shares of Common Stock and Call Options to acquire 58,000 shares of Common Stock owned by Emanon Partners, L.P. and 166,720 shares of Common Stock held in other accounts managed by SFCM. The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

                                                               Page 7 of 8 Pages

Common Stock acquirable pursuant to the Call Options), representing approximately 7.9% of the outstanding Common Stock.

         By virtue of being a member of Naima and a member of SFCM, Michael Schaenen and Christopher Fox each may be deemed to have shared power to vote and to dispose of 1,229,400 shares of Common Stock (including shares of Common Stock acquirable pursuant to the Call Options), representing approximately 9.3% of the outstanding Common Stock.

         (c) The following is a description of all transactions in the shares of Common Stock owned by the persons identified in Item 2 of the Schedule 13D effected from March 6, 1998 through May 5, 1998, inclusive (but does not include the expiration of Call Options in March 1998):


Name of Shareholder            Purchase Date               Number of Shares                  Price Per Share
-------------------            -------------               ----------------                  ---------------
Schaenen Fox Capital             03/17/98                     10,500                            $7.06
Management, LLC /1               03/19/98                      1,680                            $7.06
                                 03/25/98                      4,900                            $7.19
                                 03/31/98                      1,500                            $7.25
                                 04/30/98                     18,400                            $6.81
                                 05/01/98                      5,280                            $6.81

Emanon Partners, L.P.            03/17/98                     14,500                            $7.06
                                 03/19/98                     13,320                            $7.06
                                 03/25/98                     70,100                            $7.19
                                 04/30/98                     51,600                            $6.81
                                 05/01/98                     20,720                            $6.81
                                 05/05/98                     34,000                            $6.81

--------

/1   On behalf of managed accounts other than Emanon.

                                                               Page 8 of 8 Pages

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete and correct.

Dated:  May __, 1998

                                SCHAENEN FOX CAPITAL MANAGEMENT, LLC


                                By:
                                     ------------------------------------
                                     Michael Schaenen, a Member

                                EMANON PARTNERS, L.P.
                                By:  Naima Associates, LLC, its General Partner


                                By:
                                     ------------------------------------

                                     Michael Schaenen, a Member


                                     --------------------------------------
                                     MICHAEL SCHAENEN


                                     --------------------------------------
                                     CHRISTOPHER FOX